Exhibit 10.1

UNITED STATES DEPARTMENT OF STATE

BUREAU OF POLITICAL MILITARY AFFAIRS

WASHINGTON, D.C. 20520

In the Matter of:

Esterline Technologies Corporation

A Delaware Corporation

Respondent

CONSENT AGREEMENT

WHEREAS, the Directorate of Defense Trade Controls, Bureau of Political-Military Affairs, U.S. Department of State (“Department”) has notified Esterline Technologies Corporation, including its operating divisions, subsidiaries, and business units (collectively “Respondent”) of its intent to institute an administrative proceeding pursuant to Section 38 of the Arms Export Control Act, as Amended (“AECA”) (22 U.S.C. § 2778), and its implementing regulations, the International Traffic in Arms Regulations (“ITAR”) (22 C.F.R. Parts 120-130);

WHEREAS, Respondent has reviewed the Proposed Charging Letter and this Consent Agreement, fully understands these documents, and enters into this Consent Agreement voluntarily and with full knowledge of Respondent’s rights;

WHEREAS, Respondent, without admitting or denying the allegations, agrees to settle and dispose of all potential civil charges, penalties, and sanctions arising from the Proposed Charging Letter, and certain facts disclosed in writing to the Department, by entering into this Consent Agreement;

WHEREAS, Respondent agrees that this Consent Agreement will remain in effect for a period of three (3) years, subject to the terms and conditions set forth below;

WHEREAS, Respondent agrees that if the Department finds that this Consent Agreement was negotiated based on Respondent’s knowingly providing materially false or misleading information to the Department, the Department may revoke this Consent Agreement and the related administrative order (“Order”), and bring additional charges against Respondent. Additionally, Respondent understands that a violation of this Consent Agreement is considered a violation of the Order; and

WHEREAS, the Department and Respondent agree to be bound by this Consent Agreement and the Order to be entered by the Assistant Secretary of State for Political-Military Affairs.

Now, WHEREFORE, the Department and Respondent agree as follows:

Parties

(1) The Parties to this Consent Agreement are the Department and Respondent, including Respondent’s operating divisions, subsidiaries, and business units, and their assignees and successors, and in the event of reorganization or merger, the terms of this Consent Agreement will follow and apply to all affected entities or units.

Jurisdiction

(2) The Department has jurisdiction over Respondent under the AECA and the ITAR in connection with the matters identified in the Proposed Charging Letter.

General Remedial Measures

(3) Respondent, reflecting its commitment to conduct its business in full compliance with the AECA and the ITAR, and in order to ensure, in particular, that there are no unauthorized exports or temporary imports of ITAR-controlled defense articles or technical data or provision of defense services or brokering thereof, agrees to implement the following remedial measures and such additional measures as may be mutually agreed upon by Respondent and the Director, Office of Defense Trade Controls Compliance (“DTCC”), and agrees further that these measures will remain in effect for three (3) years, subject to the terms and conditions below, as part of this Consent Agreement entered into with the Department.

(4) Respondent agrees that these measures will be incorporated into any future Respondent business acquisitions that are involved in the design, manufacture, sale, export, or brokering of ITAR-controlled defense articles, technical data, and defense services within six (6) months of that acquisition, unless the Director, DTCC approves an exception to this requirement.

(5) If Respondent sells any of its operating divisions, subsidiaries, or business units, or is a party to a corporate merger, Respondent agrees to notify DTCC sixty (60) days prior to such sale or merger, and further to notify the purchaser or merging party in writing, and to require the purchaser or merging party to acknowledge in writing, prior to the sale or merger that the purchaser or merging party will be bound by the terms and conditions of this Consent Agreement, unless the Director, DTCC approves an exception to this requirement.

(6) Respondent acknowledges and accepts its obligation to maintain effective export control oversight, infrastructure, policies, and procedures for its AECA and ITAR regulated activities.

(7) Under this Consent Agreement, Respondent shall ensure that adequate resources are dedicated to ITAR compliance throughout the Respondent’s ITAR-regulated operating divisions, subsidiaries, and business units. Respondent will establish policies and procedures for all Respondent employees with responsibility for AECA and ITAR compliance to address lines of authority, staffing increases, performance evaluations, career paths, promotions, and compensation.

(8) Within one hundred-twenty (120) days of the date of the Order, Respondent, in coordination with the Special Compliance Official (“SCO” – see below), will conduct an internal review of AECA and ITAR compliance resources throughout its ITAR-regulated business units and establish the necessary actions to ensure that sufficient resources are dedicated to ITAR compliance, including the use of additional resources from compliance cross-trained employees on a part-time basis when needed.

(9) Respondent shall provide AECA and ITAR compliance oversight, and ensure that best practices learned are implemented throughout all of its ITAR-regulated businesses.

Official Designated for Consent Agreement Compliance and Oversight

(10) Respondent shall appoint, in consultation with and at the approval of the Director, DTCC a qualified individual from outside Respondent to serve as a Special Compliance Official (“SCO”). Upon a written request from Respondent, and recommendation by the SCO, the Director, DTCC may approve in writing one of Respondent’s employees to succeed the SCO as an Internal Special Compliance Official (“ISCO”) following the second anniversary of the signing of the Order. The date of approval by the Director, DTCC shall be the date of appointment of the approved individual to the position of ISCO and the ISCO shall serve for the remaining term of the Consent Agreement. The ISCO shall be fully empowered and capable of performing the responsibilities of the SCO with the exception of those responsibilities assigned to the SCO in Paragraph (10)(j). Upon appointment of the ISCO, the term of the SCO shall cease. The term, authorities, and responsibilities of the SCO and ISCO are described below:

(a) The SCO shall not have been employed in any prior capacity by or previously represented in any capacity Respondent or any of

Respondent’s operating divisions, subsidiaries, or business units, past or present. As a condition of appointment as SCO, he/she shall agree to forsake for a period of five (5) years from the date of termination of this Consent Agreement any such employment with or representation of Respondent or any of Respondent’s operating divisions, subsidiaries, or business units. Respondent shall nominate a person to serve as SCO on or before sixty (60) days from the date of the Order, and the nomination shall be subject to the written approval of the Director, DTCC. The date of the approval shall be the date of appointment of the SCO.

(b) On or before fifteen (15) days of appointment of the SCO or ISCO, Respondent shall empower him/her under a written delegation of authority, and statement of work approved by DTCC, to permit him/her to monitor, oversee, and promote Respondent’s AECA and ITAR compliance with the terms of this Consent Agreement in a manner consistent with the purpose of this Consent Agreement and the Order, its specific terms and conditions, and other activities subject to the AECA and the ITAR. The SCO or ISCO will report to Respondent’s General Counsel and the Director, DTCC as set forth herein. The SCO or ISCO shall perform his/her duties in consultation with DTCC and consistent with the requirements set forth in this Paragraph (10).

(c) The SCO or ISCO may also be requested to perform additional export oversight, monitoring, and coordination of activities as agreed to by Respondent and the Director, DTCC.

(d) In fulfilling the responsibilities set forth in this Consent Agreement, the SCO or ISCO may, at his/her sole discretion, present any AECA or ITAR compliance-related issue directly to the General Counsel or DTCC.

(e) Respondent’s General Counsel shall notify the Board of Directors of the appointment of the SCO or ISCO. Such notification shall include a description of the SCO’s or ISCO’s powers, duties, authorities, and responsibilities. Respondent shall post this notice on Respondent’s internal website for the duration of this Consent Agreement.

(f) The Respondent’s General Counsel will brief the Board of Directors or appropriate committee thereof, at least annually concerning any findings and recommendations by the SCO or ISCO, Respondent’s response and implementation of the same, and the status of AECA and ITAR compliance generally within Respondent.

(g) If for any reason the appointed SCO or ISCO is unable to serve the full period of his/her appointment, or temporarily is unable to carry out the responsibilities described herein greater than thirty (30) days, or if the Director, DTCC decides that the SCO or ISCO shall be removed for failure to satisfactorily perform his/her duties, Respondent’s General Counsel shall recommend in writing a successor acceptable to the Director, DTCC. Agreement to the replacement by the Director, DTCC shall be confirmed in writing to Respondent. Such recommendation shall be made at least thirty (30) days in advance of a new appointment unless a shorter period is agreed to by the Director, DTCC. If a successor SCO or ISCO is not appointed on or before forty-five (45) days of the termination or removal of the appointed SCO or ISCO, this Consent Agreement will be extended for the period of time equal to the period of time Respondent was without an approved appointed SCO or ISCO. Respondent will not be without an SCO for more than one hundred twenty (120) days unless the Director, DTCC grants an extension. If the SCO or ISCO for any reason is unable to carry out the responsibilities described herein on a temporary basis, not to exceed thirty (30) days, then Respondent’s General Counsel shall assume the duties and authorities of the SCO or ISCO in the interim, subject to the approval of the Director, DTCC. The written delegation of authority and statement of work described in Paragraph (10)(b) above shall make provision for this event.

(h) With the understanding that nothing in this Consent Agreement shall be interpreted to compel waiver of applicable attorney-client or work product protections, the SCO or ISCO shall have full and complete access to all personnel, books, records, documents, audits, reports, facilities, and technical information relating to compliance with this Consent Agreement and the Order, all Department authorizations, licenses, or other approvals, and Respondent’s guidance relating to the export of defense articles and defense services.

(i) Respondent, including its operating divisions, subsidiaries, and business units shall cooperate with all reasonable requests of the SCO or ISCO, including requests for assistance to obtain necessary security clearances, and shall take no action to interfere with or impede the SCO’s or ISCO’s ability to monitor Respondent’s compliance with this Consent Agreement, the Order, and the AECA and the ITAR or to carry out the SCO’s or ISCO’s other responsibilities set forth in this Consent Agreement. The SCO or ISCO shall notify DTCC whenever the SCO or ISCO encounters any difficulties in exercising the duties and responsibilities assigned under this Consent Agreement. The SCO or ISCO shall notify DTCC in writing with copy to Respondent whenever the SCO or ISCO is precluded from exercising the duties and responsibilities assigned under the Consent Agreement.

(j) The SCO shall, with the approval of the Director, DTCC and the concurrence of Respondent, have the authority to employ in a support capacity at the expense of Respondent such assistants and other professional staff as are reasonably necessary for the SCO to carry out the SCO duties and responsibilities. The ISCO shall be provided by Respondent adequate resources as are reasonably necessary for the ISCO to carry out the ISCO duties and responsibilities.

(k) In the event the Respondent has a demonstrable rationale for requesting the removal of the SCO or ISCO, such information shall be presented to DTCC, along with Respondent’s recommendations for a replacement SCO or ISCO, pursuant to the conditions of this Paragraph (10). Any determination as to the removal of the SCO or ISCO shall be at the sole discretion of DTCC.

(l) The Director, DTCC shall on his/her own initiative or at the request of the SCO, ISCO, or Respondent issue such guidance as deemed necessary or appropriate by the Director, DTCC to help ensure strict compliance with the AECA and the ITAR.

(m) The SCO or ISCO shall have three (3) principal areas of responsibility regarding the future conduct of Respondent and Respondent’s operating divisions, subsidiaries, and business units engaged in activities regulated under the ITAR:

(1)      Policy and Procedure: The SCO or ISCO shall monitor Respondent’s AECA and ITAR compliance programs, with specific attention to the following areas:

i.	Policies and procedures for the management, handling, and recordkeeping of Department authorized agreements and temporary import and export authorizations;

ii.	Policies and procedures for the identification, including export control jurisdiction determination, and marking of defense articles and defense services;

iii.	Policies and procedures for the identification of ITAR-controlled technical data, to include the use of derivative drawings or derivative technical data, and marking thereof;

iv.	Policies and procedures for maintenance and protection of and access to technical data on Respondent’s computer networks or other electronic methods of storage and transfer;

v.	Policies and procedures for the export, re-export, and retransfer of defense articles, including technical data, and defense services;

vi.	Policies and procedures for brokering activities;

vii.	Policies and procedures for proper use of ITAR exemptions;

viii.	Policies and procedures for tracking and recordkeeping of exports, re-exports, retransfers, temporary imports, and use of exemptions;

ix.	Policies and procedures for preventing, detecting, and reporting of AECA and ITAR violations;

x.	Policies and procedures for incorporating AECA and ITAR compliance into Respondent’s management business plans at the senior executive level;

xi.	Policies and procedures for training, as described in Paragraph (12) of this Consent Agreement;

xii.

Policies and procedures for encouraging Respondent’s employees to report AECA and ITAR compliance problems without fear of reprisal. These policies and procedures should promote Respondent’s reporting mechanisms safe from reprisals and as a means to document the issue to be looked at, management’s action, and the result of any action taken by management in resolving the issue;

xiii.	Policies and procedures for ensuring that exports of classified defense articles and classified technical data are in full compliance with Section 125.3 of the ITAR; and

xiv.	Policies and procedures identified as necessary by the Respondent or SCO or ISCO during the course of this Consent Agreement, as approved by Director, DTCC.

(2)      Specific Duties: The SCO or ISCO shall oversee the following specific areas:

i.	The Respondent’s implementation of the compliance measures required by this Consent Agreement;

ii.	Respondent’s corporate oversight of AECA and ITAR compliance for performance of its responsibilities under this Consent Agreement and the Order in a timely and satisfactory manner;

iii.

The adequate allocation of resources to AECA and ITAR compliance, including the maintenance of adequate compliance staffing levels at Respondent and all operating divisions, subsidiaries, and business units that involve ITAR-related activities;

iv.	Account of expenditures for remedial compliance measures in coordination with Respondent’s Chief Financial Officer (“CFO”);

v.	Enhancing incorporation of AECA and ITAR compliance into Respondent’s management business plans at the senior executive level;

vi.

Respondent’s measures for reporting violations and potential violations of the AECA and ITAR to DTCC, either through voluntary disclosure or in response to a directed disclosure, including decision making processes regarding, and drafting of, submissions of same; and

vii.	Implementation of policies and procedures encouraging Respondent’s employees to report AECA and ITAR compliance problems without fear of reprisal.

(3)      Reporting: The SCO or ISCO is responsible for the following reporting requirements:

i.	Tracking, evaluating, and reporting on Respondent’s review of AECA and ITAR violations and compliance resources;

ii.	Providing to the Director, DTCC on or before six (6) months from the date of the Order, and semi-annually thereafter, status reports on ITAR compliance program enhancements and resource levels and their impact on or benefit to ensuring ITAR compliance throughout Respondent, and providing Respondent a copy of such reports;

iii.

Providing reports to the Board of Directors or appropriate committee thereof, the General Counsel, and the Director, DTCC, concerning Respondent’s compliance with this Consent Agreement and the Order, as well as with such other pertinent Department authorizations, licenses, or other approvals, as well as resource allocation, guidance, and the like then in force pertaining to Respondent’s ITAR-regulated activities. These reports shall include findings, conclusions, and any recommendations necessary to ensure strict compliance with the ITAR and describe the status of implementation of previous recommendations advanced by the SCO or ISCO. These reports may, in a separate annex, also include any relevant comments or input by Respondent. Any such reports shall not affect Respondent’s use of the Voluntary Disclosure procedures set forth in Section 127.12 of the ITAR and any benefits gained therefrom. The first report shall be provided six (6) months from the date of the Order, and semiannually thereafter during the remainder of the SCO’s or ISCO’s period of appointment; and

iv.	Providing a yearly accounting report as described in Paragraph 18(c), certified as correct by the CFO, of remedial expenditures to Respondent’s General Counsel, and Director, DTCC.

Hotline Program

(11) Respondent will continue to promote and publicize the availability of Respondent’s program for internal reporting of possible violations of the AECA and the ITAR without fear of recrimination or retaliation. Complaints or concerns about matters involving compliance with the AECA and the ITAR will be reported to the General Counsel and the SCO or ISCO. The General Counsel, either directly or through a qualified person working under the General Counsel’s oversight, will be responsible for resolving such matters. If the General Counsel is the subject of the complaint or concern involving the AECA and the ITAR, the matter will be referred to the Chief Executive Officer for resolution in accordance with Respondent’s Board of Directors’ policy. The General Counsel shall submit to the Board of Directors a semiannual report assessing the effectiveness of the existing internal reporting program relating to AECA and ITAR matters, and will provide a copy to the Director, DTCC.

Strengthened Compliance Policies, Procedures, and Training

(12) Within twelve (12) months of the date of the Order, Respondent will have instituted strengthened corporate AECA and ITAR compliance procedures focused principally on Respondent’s business operations such that: (a) all Respondent employees engaged in ITAR-regulated activities are familiar with the AECA and the ITAR, and their own and Respondent’s responsibilities thereunder; (b) all persons responsible for supervising those employees, including senior managers, are knowledgeable about the underlying policies and principles of the AECA and the ITAR; and (c) there are records indicating the names of employees, trainers, and level and area of training received.

Automated Export Compliance System

(13) Respondent agrees to implement a comprehensive automated export compliance system to strengthen Respondent’s internal controls for compliance with the AECA and the ITAR. This system will track the decision process from the initiation of a request for potential export authorization or clarification of an existing authorization to its conclusion that will reflect Respondent’s ability to oversee and monitor export activity. This system will cover the initial identification of all technical data and technical assistance in any form proposed to be disclosed to any foreign persons and will be accessible to DTCC upon request. Respondent understands that DTCC may, in its sole discretion, not authorize use of exemptions for shipments of unclassified technical data in furtherance of a technical assistance agreement, and that DTCC may exercise this authority pending the institution of this system. Respondent further agrees to conduct a comprehensive review of automated compliance systems of Respondent’s foreign operating divisions, subsidiaries, and business units engaged in AECA and ITAR activities, to be completed within twelve (12) months of the date of the Order. The results of this review, along with recommendations for improvements and additional implementations as necessary to track ITAR-controlled defense articles, technical data, and defense services and for purposes of re-export and retransfer, shall be provided to the SCO and Director, DTCC. Respondent will implement a means of alerting users to the AECA and ITAR requirements on electronic transmissions of ITAR technical data. This alert system will include a login banner that is displayed in any Respondent operating division, subsidiary, or business unit engaged in AECA and ITAR activities, when any employee logs onto the system, which will describe AECA and ITAR requirements and offer contact information for anyone who has further questions. In order to prevent unintentional or accidental transmissions to unauthorized recipients, Respondent will also provide training to all employees with respect to electronic transmissions of ITAR-controlled technical data and Respondent’s AECA and ITAR compliance policies and procedures in this regard. Respondent will provide to DTCC an update outlining the status of Respondent’s automated export compliance system.

Audit

(14) Respondent shall have an audit conducted by an outside consultant with expertise in AECA and ITAR matters, approved by the Director, DTCC. The audit will be conducted under the supervision of the SCO. The audit shall provide a thorough assessment of the effectiveness of the Respondent’s implementation of all measures set forth in this Consent

Agreement with focus on those actions undertaken to address the compliance problems identified in the Proposed Charging Letter, the policies, procedures, and training established by Respondent, and such other areas as may be identified by the SCO or the Director, DTCC. Additionally, the audit will assess the overall effectiveness of Respondent’s ITAR compliance programs.

(15) Within six (6) months after the date of the Order, a draft audit plan for the first audit will be submitted to the Director, DTCC for review and comment. Within twelve (12) months after the date of the Order, the audit will be completed and a written report prepared, containing recommendations for improvements with respect to Consent Agreement measures or compliance with the AECA or the ITAR more generally. The report will be submitted by Respondent to the Director, DTCC along with Respondent’s plan on how it will address those recommendations.

(16) Subsequently, Respondent shall have a second audit conducted by an outside consultant with expertise in AECA and ITAR matters, approved by the Director, DTCC, to confirm whether Respondent has addressed the compliance recommendations from the first audit report. In the event the separate outside audit referenced in Paragraph (17) is accepted, the second audit shall also include any additional measures deemed necessary by the SCO or the Director, DTCC. The second audit will be conducted under the supervision of the SCO or ISCO. Within twenty-four (24) months after the date of the Order, a draft audit plan for the second audit will be submitted to the Director, DTCC for review and comment. Within thirty (30) months after the date of the Order, the second audit will be completed and a written report prepared, confirming whether Respondent addressed the compliance recommendations from the initial audit report, any other additional matters addressed in the second audit, and making additional recommendations where there were any deficiencies. The report will be submitted by Respondent to the Director, DTCC along with Respondent’s plan on how it will address those recommendations.

(17) The Department agrees to consider in lieu of the first audit in Paragraphs (14) and (15) the results of a separate audit, for Respondent and its domestic operating divisions, subsidiaries, and business units, conducted by an outside consultant, the final report of which is to be completed and provided to Director, DTCC within six (6) months of the date of the Order. The decision to accept or reject the separate audit shall be at the sole discretion of the Director, DTCC following review by DTCC of the audit plan, data, results, and recommendations of the separate audit. Should Respondent fail to submit the separate audit within six (6) months of the date of the Order, or the separate audit is rejected, Paragraphs (14) and (15) shall apply. Should the separate audit be accepted, the terms of Paragraphs (14) and (15) shall thereby not apply.

Penalty

(18) Respondent agrees that it shall pay in fines and in remedial compliance measures an aggregate civil penalty of twenty million dollars ($20,000,000) in complete settlement of alleged civil violations pursuant to Section 38 of the AECA and the ITAR, as set forth in the Proposed Charging Letter. Respondent agrees to waive its rights to raise the defense of Statute of Limitations with regard to the collection of the civil penalty imposed by this Consent Agreement, and that the Statute of Limitations shall be tolled until the last payment is made. Respondent also agrees that such civil penalty shall be a nondischargeable debt in accordance with Section 523(a)(7) of the Federal Bankruptcy Code.

The civil penalty shall be payable as follows:

(a) Ten million dollars ($10,000,000) shall be paid through several installments as follows:

(1) Four million dollars ($4,000,000) is to be paid within ten (10) days from the date of the Order.

(2) Two million dollars ($2,000,000) is to be paid within one year from the date of the Order and then on each of the second and third anniversaries of the date of the Order.

(3) The Department and Respondent agree that no interest shall accrue or be due on the unpaid portion of the civil penalty if timely payments are made as set forth in Paragraphs (18)(a)(1) and (18)(a)(2) above.

(b) The remaining penalty of ten million dollars ($10,000,000) is hereby assessed for remedial compliance measures but this amount will be suspended on the condition that this amount, as determined by DTCC as set forth in Paragraph (18)(c) below, has been applied by Respondent to self-initiated, pre-Consent Agreement remedial compliance measures, and/or will be applied to Consent Agreement-authorized remedial compliance costs over the term of this Consent Agreement for the purpose of defraying a portion of the costs associated with the remedial compliance measures specified in this Consent Agreement.

(c) In accordance with Paragraph (18)(b) above, Respondent’s CFO in consultation with the SCO or ISCO will conduct a review of Respondent’s expenditures for the compliance measures referenced in Paragraph (18)(b) above, and provide the results of the review, no later than six (6) months from the date of the Order, certified as correct by the CFO, to DTCC. DTCC will determine from that review if the expenditures claimed by Respondent to date were spent for self-initiated, pre-Consent Agreement remedial compliance measures or Consent Agreement-authorized remedial compliance costs. To the extent that DTCC determines that expenditures claimed or any portion thereof were utilized for self-initiated, pre-Consent Agreement remedial compliance measures or Consent Agreement-authorized remedial compliance costs, that amount will be credited against the suspended penalty amounts outlined in Paragraph (18)(b) above.

Respondent’s CFO in consultation with the Designated Official will provide to DTCC no later than one (1) year from the date of this Consent Agreement, and annually thereafter, for verification and approval an itemized accounting, certified as correct by the CFO, of all Consent Agreement-authorized remedial compliance costs, to include those expenditures claimed against suspended penalties, showing specifics of how money was used to strengthen compliance within the terms of the Consent Agreement. To the extent that DTCC determines that expenditures claimed or any portion thereof were used for Consent Agreement-authorized remedial compliance costs, that amount will be credited against the suspended penalty amount outlined in Paragraph (18)(b) above.

(d) Any remaining portion of the suspended penalty unused at the conclusion of the term of the Consent Agreement will no longer be suspended and shall be paid within thirty (30) days.

(19) From the date of the Order, Respondent is precluded from applying any portion of the twenty million dollar ($20,000,000) penalty set forth in Paragraph (18) above as costs in any contract with any agency of the U.S. Government or any other contract where the result would be the application of any portion of the penalty as costs in any contract with any agency of the U.S. Government. Respondent agrees and shall certify in each written accounting report that the penalty or any portion thereof: (a) will be treated as expressly unallowable costs under the Federal Acquisition Regulations; (b) will not be recovered or sought to be recovered as allowable costs, either directly or indirectly under any federal prime contract, grant or subcontract; and (c) will not be taken as a federal tax deduction for any year following the date of the Order. In the event Respondent violates these prohibitions, the Department will deem it a “failure to apply funds appropriately for the required purpose.”

(20) Any failure to apply funds appropriately for the required purpose, or to provide a satisfactory accounting, shall result in a lifting of the suspension described in Paragraph 18(b) above, in which case Respondent shall be required to pay immediately to the Department the amount of the suspended portion of the penalty, less any amounts the Department deems to have been properly applied and accounted for expenditures in compliance with this Consent Agreement.

Defense Articles and Defense Services

(21) Respondent and its operating divisions, subsidiaries, and business units acknowledge and accept the authority of the Department to designate what is a defense article, and that the ITAR requires written authorization before such articles are exported, regardless of whether the underlying defense article is used in a commercial system or product. Respondent further acknowledges that the Commodity Jurisdiction (“CJ”) process, set forth in Section 120.4 of the ITAR, is the only official mechanism by which questions regarding jurisdiction and categorization may be addressed. Respondent and its operating divisions, subsidiaries, and business units acknowledge and accept that: (1) the definition of “defense services” in the ITAR is well established and clearly understood by them as setting out responsibilities and requirements which are binding as a matter of law and regulation on them; (2) the furnishing of defense services to foreign persons, regardless of whether the underlying defense article(s) is of U.S. or foreign origin, is appropriately subject to the Department’s control under the ITAR, even when no technical data is involved (e.g., all the information relied upon in furnishing defense services to a foreign government or foreign person is in the public domain); (3) the law and regulations governing defense services and proposals to foreign persons are sufficiently clear and specific as to be enforceable by the U.S. Government on civil grounds; and (4) Respondent is responsible and obligated as a matter of law and regulation to comply with the requirements of such laws and regulations as they pertain to defense services and related matters.

Debarment

(22) Respondent has acknowledged the seriousness of the violations cited in the Proposed Charging Letter. Respondent has cooperated with the Department’s review, expressed regret for these activities, and taken steps to improve its compliance programs. Respondent has also undertaken to make amends by paying a cash penalty, and implementing the significant additional remedial compliance actions specified in this Consent Agreement. For these reasons, the Department has determined not to impose an administrative debarment of Respondent based on the civil charges in the Proposed Charging Letter at this time. The Department reserves all rights to impose additional sanctions, including debarment, under and pursuant to the ITAR, against Respondent, and its operating divisions, subsidiaries, and business units or other affiliates over which Respondent exercises control, if Respondent does not fulfill the provisions of the Consent Agreement or is responsible for other compliance or law enforcement issues under the AECA, or under other statues enumerated in Section 120.27 of the ITAR.

Legal Department Support

(23) Respondent’s General Counsel’s office will continue to provide support to all operating divisions, subsidiaries, and business units for all matters involving the AECA and the ITAR. This support will be structured to achieve Respondent’s consistent application of the AECA and the ITAR by Respondent. Additionally, Respondent’s General Counsel’s office shall ensure that in each operating division, subsidiary, and business unit appropriate legal support is made available as necessary to the principal personnel responsible for compliance with the AECA and the ITAR, and appropriate legal support is performed throughout Respondent with respect to such matters.

On-site Reviews by the Department

(24) For the purpose of assessing compliance with the provisions of the AECA, the ITAR, and future Department authorizations, licenses and other approvals, Respondent agrees to arrange and facilitate, with minimum advance notice, on-site reviews by the Department while this Consent Agreement remains in effect.

Understandings

(25) No agreement, understanding, representation, or interpretation not contained in this Consent Agreement may be used to vary or otherwise affect the terms of this Consent Agreement or the Order, when entered, nor shall this Consent Agreement serve to bind, constrain, or otherwise limit any action by any other agency or department of the United States Government with respect to the facts and circumstances addressed in the Proposed Charging Letter. Respondent acknowledges and accepts that there is no understanding expressed or implied through this Consent Agreement with respect to a final decision by the Department of State concerning U.S. Government authorizations, licenses, or other approvals.

(26) If this Consent Agreement is not approved pursuant to an Order entered by the Assistant Secretary for Political-Military Affairs, the Department and Respondent agree that they may not use this Consent Agreement in any administrative or judicial proceeding, and that the parties shall not be bound by the terms contained in this Consent Agreement.

(27) The Department agrees that, upon signing of the Order, this Consent Agreement resolves with respect to Respondent the civil penalties or administrative sanctions with respect to the alleged civil violations of Section 38 of the AECA or the ITAR arising from facts Respondent has disclosed in writing to the Department in disclosures assigned DTCC Case Numbers: 09-0000189, 09-0001068, 10-0000786, 10-0000799, 10-0001138, 11-0001044, and 11-0001268, or that have been identified in the Proposed Charging Letter.

Waiver

(28) Respondent waives, upon the signing of the Order, all rights to seek any further steps in this matter, including an administrative hearing pursuant to Part 128 of the ITAR. Respondent also waives any such rights with respect to any additional monetary penalty assessed by the Director, DTCC in connection with an alleged material violation of this

Consent Agreement (any such additional monetary penalty imposed will be limited to three million dollars ($3,000,000)) except as follows: In the event that the Director, DTCC determines that Respondent has materially violated this Consent Agreement and imposes such additional monetary penalty, and Respondent disputes such determination, Respondent may appeal such determination to the Assistant Secretary for Political-Military Affairs, and the decision of the Assistant Secretary for Political-Military Affairs shall be the final determination in the matter, which may not be appealed. Respondents also agree that any such additional monetary penalty shall be nondischargeable under Section 523(a)(7) of the Federal Bankruptcy Code, and subject to the conditions of Paragraph (19) above. Respondent also waives the right to contest the validity of this Consent Agreement or the Order, including in any action that may be brought for the enforcement of any civil fine, penalty, or forfeiture in connection with this Consent Agreement or Order.

Certification

(29) Three (3) months prior to the three (3) year anniversary of the date of the Order, Respondent shall submit to the Director, DTCC a written certification as to whether all aspects of this Consent Agreement have been implemented and Respondent’s export compliance program has been assessed, and whether Respondent’s AECA and ITAR compliance program is adequate to identify, prevent, detect, correct, and report violations of the AECA and the ITAR. The Consent Agreement shall remain in force beyond the three (3) year term until such certification is submitted and the Director, DTCC determines based on this certification and other factors that all compliance measures set forth in this Consent Agreement have been implemented, and that Respondent’s ITAR compliance program appears to be adequate to identify, prevent, detect, correct, and report violations of the AECA and the ITAR.

Documents to be Made Public

(30) Respondent understands that the Department will make this Consent Agreement, the Proposed Charging Letter, and the Order, when entered, available to the public.

When Order Becomes Effective

(31) This Consent Agreement shall become binding on the Department only when the Assistant Secretary for Political-Military Affairs approves it by entering the Order, which will have the same force and effect as a decision and Order issued after a full administrative hearing on the record.

U.S. Department of State

/s/ Tom Kelly	March 5, 2014
Tom Kelly	Date
Acting Assistant Secretary for
Political-Military Affairs

Esterline Technologies Corporation

/s/ Curtis Reusser	March 5, 2014
Curtis Reusser	Date
President and CEO